Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2011, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$24,433
Interest-bearing balances		66,533
Securities:
Held-to-maturity securities		0
Available-for-sale securities		154,068
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		4,142
Securities purchased under agreements to resell		15,186
Loans and lease financing receivables:
Loans and leases held for sale		21,688
Loans and leases, net of unearned income	689,075
LESS: Allowance for loan and lease losses	17,922
Loans and leases, net of unearned income and allowance		671,153
Trading Assets		33,481
Premises and fixed assets (including capitalized leases)		8,103
Other real estate owned		4,705
Investments in unconsolidated subsidiaries and associated companies		566
Direct and indirect investments in real estate ventures		107
Intangible assets
Goodwill		20,936
Other intangible assets		25,816
Other assets		53,916

Total assets		$1,104,833

LIABILITIES
Deposits:
In domestic offices		$761,154
Noninterest-bearing	181,676
Interest-bearing	579,478
In foreign offices, Edge and Agreement subsidiaries, and IBFs		93,814
Noninterest-bearing	1,901
Interest-bearing	91,913
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		3,170
Securities sold under agreements to repurchase		13,304

Dollar Amounts In Millions
Trading liabilities	20,222
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	39,048
Subordinated notes and debentures	17,392
Other liabilities	31,532

Total liabilities	$979,636

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	99,145
Retained earnings	18,601
Accumulated other comprehensive income	5,614
Other equity capital components	0

Total bank equity capital	123,879
Noncontrolling (minority) interests in consolidated subsidiaries	1,318

Total equity capital	125,197

Total liabilities, and equity capital	$1,104,833

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan

EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin